EXHIBIT 16.1

November 22, 2023

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Commissioners:

On November 17, 2023, we provided notice to First Foundation, Inc. (the Company) of our decision to not stand for reelection as the Company’s independent registered public accounting firm.

We have read the statements made by First Foundation, Inc., which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, dated November 22, 2023, and are in agreement with the disclosures in the referenced Form 8-K, insofar as they pertain to our firm. We have not been requested nor are we providing any representations related to the other disclosures included in this Form 8-K.

Sincerely,

/s/ Eide Bailly LLP

Eide Bailly LLP

www.eidebailly.com

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